Filed pursuant to Rule 424(b)(3)

Registration No. 333-220921

PROSPECTUS

7,201,387 Common Shares

Auris Medical Holding AG

Common Shares

This prospectus relates to the resale, from time to time, of up to 7,201,387 common shares of Auris Medical Holding AG, a stock corporation organized under the laws of Switzerland, by the selling shareholder, LPC Capital Fund, LLC, or “LPC.” The common shares to which this prospectus relates may be issued to LPC pursuant to a purchase agreement, dated as of October 10, 2017, between us and LPC, which we refer to as the “Purchase Agreement”.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of common shares by the selling shareholder. However, we may receive proceeds of up to $13,500,000 from the issuance of our common shares to LPC under the Purchase Agreement, from time to time in our discretion after the date the registration statement of which this prospectus is a part is declared effective and the other conditions in the Purchase Agreement have been satisfied.

LPC is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the "Securities Act". LPC may sell the common shares described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how LPC may sell the common shares being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the common shares to which this prospectus relates, including legal and accounting fees. See “Plan of Distribution.”

Currently, our common shares are traded on the Nasdaq Capital Market under the symbol “EARS”. The closing price of our common shares on Nasdaq on October 10, 2017 was $0.94 per common share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an “Emerging Growth Company and a Foreign Private Issuer.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2017

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Auris Medical” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG, together with its subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are property of their respective owners.

The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss Franc” and “CHF” refer to the legal currency of Switzerland.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information. We are not making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus or incorporated by reference herein, before deciding to invest in our common shares.

Our Business

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidates are in Phase 3 clinical development. Keyzilen® (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. AM-111 is being developed for the treatment of acute inner ear hearing loss and has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA. AM-125 is being developed for the treatment of vestibular disorders. In addition, we are pursuing early stage projects for the treatment of tinnitus and rhinology.

In two Phase 2 clinical trials, Keyzilen® demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. In August 2016, we announced that the trial Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2 (TACTT2), the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the Tinnitus Functional Index (TFI), compared to placebo. Following analysis of the TACTT2 data, we amended the protocol for the TACTT3 trial, the second Phase 3 clinical trial with Keyzilen®. TACTT3 is being conducted in several European countries. Under the amended protocol, the trial size has been increased, certain patient subgroups have been included in confirmatory testing and the TFI has been elevated from a key secondary endpoint to an alternate primary efficacy endpoint. We resumed enrollment under the amended protocol in January 2017 and expect to have top-line results from the expanded TACTT3 trial in early 2018.

We are also developing AM-111 for acute inner ear hearing loss. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia, and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. We completed enrollment into HEALOS in early July 2017 and expect to have top-line data from the trial in the fourth quarter of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the second half of 2018.

On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125, as well as intellectual property rights. We plan to develop the formulation for vestibular disorders. The Otifex transaction closed in July 2017.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of June 30, 2017, we had cash and cash equivalents of CHF 26.2 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, AM-111, AM-125 or any of our other product candidates.

As of June 30, 2017, we had an accumulated deficit of CHF 125.7 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Recent Developments

Registered Direct Offering

On October 10, 2017, we entered into a purchase agreement (the “Registered Offering Purchase Agreement”) with LPC pursuant to which LPC committed to subscribe for 1,744,186 of our common shares for an aggregate price of $1,500,000, subject to certain limitations and conditions set forth in the Registered Offering Purchase Agreement and pursuant to our effective shelf registration statement on Form F-3 (Registration No. 333-217305), filed with the Securities and Exchange Commission (the “SEC”). The closing of the transaction contemplated by the Purchase Agreement is expected to occur on October 16, 2017. See “Plan of Distribution” for more information on the material terms of the Purchase Agreement.

Committed Equity Financing

On October 10, 2017, we entered into a purchase agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with LPC. Pursuant to the Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Purchase Agreement.

Upon satisfaction of the conditions in the Purchase Agreement, including that the registration statement of which this prospectus is a part is declared effective by the SEC and a final prospectus in connection therewith is filed by the SEC (the “Commencement”), we will have the right, from time to time at our sole discretion over the 30-month period from and after the Commencement, to require LPC to subscribe for up to 300,000 of our common shares (a “Regular Purchase”); provided, however, that (i) a Regular Purchase may be increased to up to 350,000 of our common shares provided that the closing sale price of our common shares is not below $1.00 on the purchase date, (ii) a Regular Purchase may be increased to up to 400,000 of our common shares provided that the closing sale price of our common shares is not below $1.50 on the purchase date and (iii) a Regular Purchase may be increased to up to 500,000 of our common shares provided that the closing sale price of our common shares is not below $2.00 on the purchase date; and provided, further, that the aggregate price of any Regular Purchase shall not exceed $1,000,000. We may not issue any of our common shares as a Regular Purchase on a date in which the closing sale price of our common shares is below the greater of CHF 0.40 or the applicable nominal value of a single common share. The purchase price for Regular Purchases shall be equal to the lesser of (i) the lowest sale price of our common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of our common shares during the 10 business days prior to the purchase date, as reported on the Nasdaq Capital Market.

We also have the right, at our sole discretion, to require LPC to make tranche purchases of up to $3,000,000 in separate tranches of up to $500,000 for each purchase, at a purchase price equal to the lesser of (i) $1.50 per common share or (ii) 97% of the purchase price, provided that the closing price of the common shares is not below $0.70. We can deliver notice for a tranche purchase at any time, so long as at least 12 business days have passed since a tranche purchase was completed.

In all instances, we may not issue common shares to LPC under the Purchase Agreement if it would result in LPC beneficially owning more than 9.99% of our outstanding common shares.

The Purchase Agreement contains customary representations, warranties and agreements of the parties, certain limitations and conditions to completing future sale transactions, indemnification rights of LPC and other obligations of the parties. LPC has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Common Stock. In connection with the entry into the Purchase Agreement, we paid LPC a cash fee of $300,000.

As of October 10, 2017, there were 44,329,704 of our common shares outstanding (approximately 21,604,162 of which common shares held by non-affiliates), excluding (i) the 1,744,186 common shares issuable to LPC under the Registered Offering Purchase Agreement and (ii) the 7,201,387 common shares to which this prospectus relates that we may issue to LPC pursuant to the Purchase Agreement after the Commencement. If all of the 7,201,387 common shares offered hereby were issued and outstanding as of October 10, 2017, such shares would represent approximately 13.97% of the total common shares outstanding, or approximately 25.00% of the common shares outstanding held by non-affiliates, as of October 10, 2017. The actual number of common shares offered for sale by LPC is dependent upon the number of common shares we ultimately elect to issue to LPC under the Purchase Agreement.

The net proceeds under the Purchase Agreement will depend on the frequency and prices at which we issue our common shares to LPC. We expect that any proceeds received by us from such issuances to LPC will be used for working capital and general corporate purposes. We have the right to terminate the Purchase Agreement at any time for any reason upon one business day’s written notice to LPC.

Clinical and Other Developments

On May 9, 2017 and April 24, 2017, respectively, we announced results from AMPACT 1 and AMPACT2 (AM-101 in the Post-Acute Treatment of Peripheral Tinnitus 1 and 2), two open-label extension studies of the Phase 3 TACTT2 and TACTT3 clinical trials, respectively. The AMPACT studies were conducted at the request of the US Food and Drug Administration (FDA) to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months. Participation in the AMPACT studies was offered to individuals who had completed the TACTT2 and TACTT3 trials; they were given the choice to receive up to three treatment cycles with each cycle comprising three intratympanic administrations of Keyzilen®, followed by a treatment-free observation period of 12 weeks. A total of 257 TACTT2 participants rolled over into AMPACT1 and provided safety data; 228 of these patients provided exploratory efficacy data. A total of 485 TACTT3 participants rolled over into AMPACT2 and provided safety data; 422 of these patients provided exploratory efficacy data. At the time of enrollment into the AMPACT studies, all patients were in the post-acute stage, i.e. more than three months from tinnitus onset.

Both AMPACT1 and AMPACT2 confirmed the good safety profile of Keyzilen®. The primary safety endpoint was the incidence of clinically relevant hearing deterioration five weeks after the start of a treatment cycle. In line with the results from previous trials with Keyzilen®, such incidence was low, amounting to 6% and 8% in AMPACT1 and AMPACT2, respectively. During the course of the studies, the patients' hearing threshold at the average of 4, 6 and 8 kHz was essentially stable. In both studies, the vast majority of adverse events that were considered related to the study drug or treatment procedure were rated as either mild or moderate in intensity. Three and seven patients, respectively, experienced a total of four and eight non-fatal, serious adverse events, none of which was considered related to the study drug. Confirming previous data, 93% and 97%, respectively, of tympanic membranes were already closed at the time of the first follow-up visit.

Exploratory efficacy analyses collected in AMPACT1 show improvements in the TFI as well as other tinnitus metrics. The TFI decreased on average by 8.2 points (95% confidence interval 6.2 to 10.1; baseline of 42.7 points) to the last follow-up visit. The more treatment cycles the study participants received, the larger the reduction in the TFI was; the difference between three cycles and one cycle reached statistical significance. Similar results were achieved on subjective tinnitus loudness and tinnitus annoyance. In addition, 41% of AMPACT1 participants achieved a reduction in their tinnitus severity (extreme-severe-moderate-mild-none) by at least one grade and 28% reported that their tinnitus severity had improved “much” or “very much” compared to baseline.

Exploratory efficacy analyses collected in AMPACT2 show improvements in the TFI that were more pronounced for Stratum A patients (originally enrolled in TACTT3 during the acute stage; i.e. up to three months from onset) compared to Stratum B patients (originally enrolled during the post-acute stage). For Stratum A patients, the TFI decreased on average by 7.6 points (95% confidence interval 5.5 to 9.6; baseline of 40.3 points) to the last follow-up visit. For Stratum B patients, the TFI decreased on average by 3.5 points (1.4 to 5.6; baseline of 42.3 points) when enrolled in TACTT3 between three and six months from onset and by 2.5 points (-1.1 to 6.1; baseline of 45.3 points) when enrolled in TACTT3 between six and 12 months from onset. Efficacy outcomes from AMPACT1 and AMPACT2 are of exploratory nature and should be interpreted in conjunction with the design of the preceding TACTT1 and TACTT2 trials and their respective outcomes.

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “865 Patent”) and Otonomy, Inc.’s (“Otonomy”) U.S. patent application No. 13/848,636 (the “636 Application”). On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. Otonomy appealed the decision on March 27, 2017 and we submitted a notice of cross-appeal on April 5, 2017.

Corporate Information

We are a stock corporation organized under the laws of Switzerland. We began our current operations in 2003.

Our principal office is located at Bahnhofstrasse 21, 6300 Zug, Switzerland, telephone number +41 41 729 71 94. We maintain a website at www.aurismedical.com where general information about us is available. Investors can obtain copies of our filings with the Securities and Exchange Commission, or SEC, from this site free of charge, as well as from the SEC website at www.sec.gov. We are not incorporating the contents of our website into this prospectus.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years from our initial public offering in 2014 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

We currently report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer, or FPI, status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will continue to be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors,” our consolidated financial statements and the documents incorporated herein.

Common Shares offered by the selling shareholder	Up to 7,201,387 common shares.

Voting rights	Our common shares have one vote per common share.

Selling shareholder	Lincoln Park Capital Fund, LLC. See “Selling Shareholder.”

Nasdaq Capital Market symbol	“EARS.”

Use of proceeds	We will not receive any proceeds from the sales of our common shares by LPC. We may receive gross proceeds of up to $13,500,000 under the Purchase Agreement over the 30-month period following the time we are eligible to commence issuances to LPC under the Purchase Agreement, assuming that we issue all of the common shares committed to be purchased thereunder and excluding estimated offering fees and expenses. We intend to use the net proceeds from the issuance of common shares to LPC for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. See “Dividend Policy.”

Risk factors	An investment in our common shares involves a high degree of risk. Please refer to “Risk Factors” in this prospectus and under “Item 3. Key Information—D. Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our common shares.

Unless otherwise indicated, all information contained in this prospectus are based on 44,329,704 common shares outstanding as of June 30, 2017 and exclude:

•	6,500,000 of our common shares available for issuance pursuant to our conditional share capital for equity incentive plans pursuant to our amended and restated articles of association, of which 1,797,340 are issuable upon the exercise of options outstanding as of June 30, 2017 at a weighted average exercise price of $2.11 per common share;

•	15,650,000 of our common shares available for issuance for financing purposes pursuant to our amended and restated articles of association, of which 241,117 are issuable upon the exercise of a warrant issued to Hercules, at an exercise price of $3.94, and 7,950,000 are issuable upon the exercise of a warrant issued in connection with our February 2017 public offering at an exercise price of $1.20; and

•	1,744,186 shares that we have agreed to issue to LPC under the Registered Offering Purchase Agreement pursuant to our authorized share capital, which issuance we expect to close on October 16, 2017.

Risk Factors

Any investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and in “Item 3. Key Information—D. Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, incorporated by reference herein and all of the information included or incorporated by reference in this prospectus before deciding whether to purchase our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition and results of operations would suffer. In that event, the price of our common shares could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to this Offering

We will have broad discretion in how we use the proceeds, and we may use the proceeds in ways in which you and other stockholders may disagree.

We intend to use the net proceeds we receive from the issuance of common shares to LPC pursuant to the Purchase Agreement for working capital and general corporate purposes. Our management will have broad discretion in the application of the proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common shares.

You will experience immediate and substantial dilution in the net tangible book value per share of the common shares you purchase in this offering.

The assumed offering price of our common shares will be substantially higher than the as adjusted net tangible book value per common share. Therefore, investors purchasing our common shares in this offering will pay a price per common share that substantially exceeds our as adjusted net tangible book value per common share after this offering. To the extent outstanding options or warrants are exercised, such investors will incur further dilution. As a result, investors purchasing our common shares in this offering will incur immediate and substantial dilution of $0.74 per common share, after giving effect to the assumed issuance of an aggregate of 7,201,387 of our common shares at an assumed offering price of $0.94 per common share, and after deducting estimated offering expenses payable by us. See “Dilution” for a more detailed discussion of the dilution you will incur if you purchase our common shares in this offering.

If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, Nasdaq could delist our common shares.

Our common shares are currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

In the event that our common shares are delisted from the Nasdaq Capital Market and are not eligible for quotation on another market or exchange, trading of our common shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

In the event that our common shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our common shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our common shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common shares, which could severely limit the market liquidity of such common shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Presentation of Financial and Other Information

We report under IFRS in Swiss Francs. None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

The terms “dollar,” “USD” or “$” refer to U.S. dollars, the term, “Swiss Francs” or “CHF” refers to the legal currency of Switzerland and the terms “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Unless otherwise indicated, all references to currency amounts in this prospectus are in Swiss Francs.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Market and Industry Data

This prospectus and the documents incorporated by reference herein contain industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements, including statements concerning our industry, our operations, our anticipated financial performance and financial condition, and our business plans and growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended , and Section 21E of the Exchange Act. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•	our dependence on the success of Keyzilen® (AM-101) and AM-111, which are still in clinical development and may eventually prove to be unsuccessful, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, which may impair our ability to raise additional funding to continue the development of our product candidates;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinical or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to comply with the requirements under our term loan facility with Hercules, including repayment of amounts outstanding when due;

•	our ability to meet the continuing listing requirements of Nasdaq and remain listed on the Nasdaq Global Market; and

•	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Use of Proceeds

We will not receive any proceeds from the sales of our common shares by LPC. We may receive gross proceeds of up to $13,500,000 under the Purchase Agreement over the 30-month period following the Commencement, assuming that we issue all of the common shares available thereunder and excluding estimated offering fees and expenses. However, there can be no assurance we will issue any or all of the common shares to LPC or that they will resell such common shares offered hereby. Because there is no minimum offering amount required, we may issue less than all of the common shares offered hereby, which may significantly reduce the amount of proceeds received by us.

We estimate that the net proceeds to us from the issuance of our common shares to LPC pursuant to the Purchase Agreement will be up to approximately $12,900,000 over an approximately 30-month period following the Commencement, assuming that we issue the full amount of our common shares that we have the right, but not the obligation, to issue to LPC under that agreement and including estimated offering fees and expenses.

We intend to use the net proceeds from the issuance of the securities for working capital and general corporate purposes. Such purposes may include research and development expenditures and capital expenditures. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities. Accordingly, our management will have significant flexibility in applying any net proceeds that we receive pursuant to the Purchase Agreement.

Selling Shareholder

We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with LPC on October 10, 2017 concurrently with our execution of the Purchase Agreement, pursuant to which we agreed to provide certain registration rights with respect to sales by LPC of our common shares that may be issued to LPC under the Purchase Agreement. The selling shareholder may, from time to time, offer and sell pursuant to this prospectus any or all of the common shares that it holds or that may be acquired by it from the Company. The selling shareholder may sell some, all or none of its common shares. We do not know how long the selling shareholder will hold the common shares before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding its resale of any of the common shares.

The following table presents information regarding the selling shareholder and the common shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling shareholder and reflects its beneficial ownership of our common shares as of October 10, 2017. Neither the selling shareholder nor any of its affiliates have held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of common shares beneficially owned prior to the offering is based on 44,329,704 common shares outstanding as of October 10, 2017.

Selling Shareholder	Shares Beneficially Owned Before this Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before this Offering (1)	Shares to be Sold in this Offering	Number of Common Shares Beneficially Owned After this Offering (2)	Percentage of Outstanding Common Shares Beneficially Owned After this Offering (2)
Lincoln Park Capital Fund, LLC (3)	1,744,186	3.93%	7,201,387	1,744,186	3.38%

(1)	Represents 1,744,186 common shares to be issued to LPC for a total price of $1,500,000 under the Registered Offering Purchase Agreement; the issuance of such common shares is expected to settle on October 16, 2017. We have excluded from the number of common shares beneficially owned prior to the offering all of the common shares that LPC may be required to purchase under the Purchase Agreement, because the issuance and sale of such common shares to LPC is solely at our discretion and is subject to satisfaction of the conditions set forth in the Purchase Agreement that are outside of LPC's control, including the registration statement of which this prospectus is a part being declared effective by the SEC.

(2)	Assumes the issuance of all of the common shares offered by the selling shareholder pursuant to this prospectus, and excludes the 1,744,186 common shares issuable to LPC pursuant to the Registered Offering Purchase Agreement because all of such 1,744,186 common shares issuable to LPC under the Registered Offering Purchase Agreement are registered under the Company's registration statement on Form F-3 (Registration Number 333-217305) and none of such 1,744,186 common shares are being offered pursuant to this prospectus.

(3)	The selling shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of the selling shareholder, are deemed to be beneficial owners of all of the common shares owned by the selling shareholder. Messrs. Cope and Scheinfeld have shared voting and investment power over the common shares being offered under this prospectus. Neither Lincoln Park Capital, LLC, nor the selling shareholder, is a licensed broker-dealer or an affiliate of a licensed broker-dealer.

The LPC Transaction

General

On October 10, 2017, we entered into the Purchase Agreement and the Registration Rights Agreement with LPC. Pursuant to the terms of the Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of newly issued Company common shares (subject to certain limitations) from time to time over a 30-month period. Pursuant to the terms of the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the common shares that have been or may be issued to LPC under the Purchase Agreement.

Concurrently with the execution of the Purchase Agreement on October 10, 2017, we agreed to pay to LPC $300,000 in cash as a fee for its commitment to subscribe common shares under the Purchase Agreement. We do not have the right to commence any issuances to LPC under the Purchase Agreement until the Commencement. Thereafter, we will have the right, from time to time at our sole discretion over the 30-month period from and after the Commencement, to require LPC to subscribe for up to 300,000 common shares in a Regular Purchase, which amount may be increased to up to 500,000 common shares, provided the closing price of our common shares exceeds certain thresholds set forth in the Purchase Agreement; provided that LPC's maximum commitment obligation under any single Regular Purchase will not exceed $1,000,000. Additionally, we may direct LPC to subscribe for common shares in Additional Purchases under certain circumstances set forth in the Purchase Agreement.

Purchases of Common Shares Under the Purchase Agreement

The Purchase Agreement provides that, from time to time at our sole discretion over the 30-month period from and after the Commencement, so long as at least one business day has passed since the most recent prior Regular Purchase was completed in accordance with the Purchase Agreement, we may require LPC to subscribe for up to 300,000 of our common shares in a Regular Purchase. We may increase the amount of common shares we may issue to LPC pursuant to a Regular Purchase to up to (i) 350,000 of our common shares, provided that the closing sale price of our common shares is not below $1.00 on the purchase date, (ii) 400,000 of our common shares, provided that the closing sale price of our common shares is not below $1.50 on the purchase date and (iii) 500,000 of our common shares, provided that the closing sale price of our common shares is not below $2.00 on the purchase date; provided, that LPC's maximum commitment obligation under any single Regular Purchase will not exceed $1,000,000. We may not deliver a notice directing LPC to purchase common shares in a Regular Purchase on any purchase date on which the closing sale price of our common shares is below the U.S. dollar equivalent of the greater of (a) CHF 0.40, representing the nominal value of a single common share as of the date of the Purchase Agreement, or (b) the applicable nominal value of a single common share at the time of the Regular Purchase. The purchase price for the common shares subject to a Regular Purchases will be equal to the lesser of (i) the lowest sale price of our common shares on the applicable purchase date and (ii) the average of the three lowest closing sale prices of our common shares during the 10 business days prior to the applicable purchase date, as reported on the Nasdaq Capital Market.

We also have the right, at our sole discretion, to require LPC to make Additional Purchases of our common shares, up to a maximum aggregate amount of $3,000,000, in individual purchases of up to $500,000 each, at a purchase price equal to the lesser of (i) $1.50 per common share and (ii) 97% of the purchase price that would apply to a Regular Purchase made at such time, provided that (a) the closing price of the common shares is not below $0.70 on the applicable purchase date for the Additional Purchase, and (b) at least 12 business days have passed since any prior Additional Purchase was completed.

There is no upper limit on the price per share that LPC could be obligated to pay for the common shares under any Regular Purchase under the Purchase Agreement. In the case of Regular Purchases and Additional Purchases, the purchase price per common share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute the applicable purchase price.

In all instances, we may not issue common shares to LPC under the Purchase Agreement if it would result in LPC beneficially owning more than 9.99% of our outstanding common shares.

Other than as set forth above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any issuances of our common shares to LPC.

Events of Default

Events of default under the Purchase Agreement include the following:

•	the effectiveness of the registration statement of which this prospectus is a part, or any future registration statement relating to the resale of shares issuable pursuant to the Purchase Agreement, lapses for any reason (including, without limitation, the issuance of a stop order), or any required prospectus supplement and accompanying prospectus are unavailable for the resale by LPC of our common shares offered hereby, and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

•	suspension by our principal market of our common shares from trading for a period of one full business day;

•	the de-listing of our common shares from the NASDAQ Capital Market, provided our common stock is not immediately thereafter trading on The NASDAQ Global Market, The NASDAQ Global Select Market, the NYSE American, the NYSE Arca, the OTC Bulletin Board or OTC Markets (or nationally recognized successor to any of the foregoing);

•	our transfer agent’s failure for three business days to issue to LPC shares of our common stock which LPC is entitled to receive under the Purchase Agreement;

•	our breach of any representation, warranty, covenant or other term or condition contained in the Purchase Agreement or any related agreement which would reasonably be expected to have a material adverse effect on us, subject to a cure period of five business days;

•	any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	if at any time we are not eligible to transfer our common shares electronically.

LPC does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above. During an event of default, all of which are outside of LPC’s control, we cannot initiate any Regular Purchases or Additional Purchases under the Purchase Agreement.

Termination Rights

We have the right to terminate the Purchase Agreement, without any cost to us, at any time for any reason upon one business day’s prior written notice to LPC. In the event of bankruptcy proceedings by or against us, the Purchase Agreement will automatically terminate without action of any party.

LPC may not assign or transfer its rights and obligations under the Purchase Agreement.

No Short-Selling or Hedging by LPC

LPC has represented to us that at no time prior to the Purchase Agreement has LPC or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common shares or any hedging transaction, which establishes a net short position with respect to our common shares. LPC agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

Prohibition of Certain Continuous Offerings

We agreed with Lincoln Park that we will not, for a period commencing on the date of the Purchase Agreement and ending on the later of: (i) the 30-month anniversary of the date of the Purchase Agreement and (ii) the 30-month anniversary of the date of Commencement (if the Commencement has occurred), in either case irrespective of any earlier termination of the Purchase Agreement, enter into any agreement relating to or otherwise effect any issuance of our securities in certain types of continuous offerings in which we may issue securities at a future determined price.

Effect of Performance of the Purchase Agreement on Our Shareholders

All 7,201,387 shares registered in this offering are expected to be freely tradable. The sale by LPC of a significant amount of shares registered in this offering at any given time could cause the market price of our common shares to decline and to be highly volatile. LPC may ultimately purchase all, some or none of the 7,201,387 shares of common shares registered in this offering. If we issue these shares to LPC, LPC may issue all, some or none of such shares. Therefore, issuances to LPC by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common shares. In addition, if we issue a substantial number of shares to LPC under the Purchase Agreement, or if investors expect that we will do so, the actual issuance of shares or the mere existence of our arrangement with LPC may make it more difficult for us to issue equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such issuances. However, we have the right to control the timing and amount of any issuances of our shares to LPC and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us upon one business day’s prior written notice to LPC.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct LPC to subscribe for up to $13,500,000 of our common shares. Depending on the price per share at which we issue our common shares to LPC, we may be authorized to issue to LPC under the Purchase Agreement more shares of our common shares than are offered under this prospectus. If we choose to do so, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by LPC under this prospectus is dependent upon the number of shares we direct LPC to purchase under the Purchase Agreement.

The following table sets forth the amount of gross proceeds we would receive from LPC from the issuance of a number of shares to LPC equal to the number of shares registered hereunder pursuant to the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Common Share	Number of Registered Common Shares to be Issued if Full Purchase (1)	Percentage of Outstanding Common Shares After Giving Effect to the Issuance to LPC (2)	Proceeds from the Issuance of Shares to LPC Under the Purchase Agreement
$0.41 (3)	7,201,387	13.97%	$2,952,569
$0.94 (4)	7,201,387	13.97%	$6,769,304
$1.88	7,201,387	13.97%	$13,500,000 (5)

(1)	Although the Purchase Agreement provides that we may issue up to $13,500,000 of our common shares to LPC, we are only registering 7,201,387 common shares under this prospectus, which may or may not cover all of the common shares we ultimately issue to LPC under the Purchase Agreement, depending on the purchase price per common share. As a result, we have included in this column only the common shares that we are registering in this offering.

(2)	The denominator is based on common shares outstanding as of June 30, 2017, which includes the number of shares set forth in the adjacent column which we would have sold to LPC at the applicable assumed average purchase price per share. The number of shares in such column does not include shares that may be issued to LPC under the Purchase Agreement which are not registered in this offering. The table does not give effect to the prohibition contained in the Purchase Agreement that prevents us from issuing to LPC shares such that, after giving effect to such issuance, LPC would beneficially own more than 9.99% of our common shares.

(3)	The U.S. Dollar equivalent of the nominal value of a single Common Share translated at a rate of CHF 0.9777 to USD 1.00, the official exchange rate quoted as of October 6, 2017 by the U.S. Federal Reserve Bank.

(4)	The closing sale price of our common shares on October 10, 2017.

(5)	The maximum amount of gross proceeds under the Purchase Agreement is $13,500,000.

Dividend Policy

We have never paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, investors in our common shares will benefit in the foreseeable future only if our common shares appreciate in value.

Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders’ meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of incorporation. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”) or if it has distributable reserves (“frei verfügbare Reserven”), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (“freie Reserven”) or as “reserve from capital contributions” (“Reserven aus Kapitaleinlagen”). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”

We are a holding company with no material direct operations. As a result, we would be dependent on dividends, other payments or loans from our subsidiaries in order to pay a dividend. Our subsidiaries are subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

•	on an actual basis;

•	on an as adjusted basis to give effect to the issuance of 7,201,387 common shares we are registering on behalf of the selling shareholder based upon an assumed offering price of $0.94 per common share, the closing price of our common shares as listed on Nasdaq on October 10, 2017 and after deducting approximately $645,000 in estimated offering expenses payable by us.

U.S. dollar amounts have been translated into Swiss Francs at a rate of CHF 0.9586 to USD 1.00, the official exchange rate quoted as of June 30, 2017 by the U.S. Federal Reserve Bank. Such Swiss Franc amounts are not necessarily indicative of the amounts of Swiss Francs that could actually have been purchased upon exchange of U.S. dollars at the dates indicated and have been provided solely for the convenience of the reader. On October 6, 2017, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF 0.9777 to USD 1.00.

Investors should read this table in conjunction with our audited consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each incorporated by reference into this prospectus as well as “Use of Proceeds” in this prospectus.

	June 30, 2017
	Actual	As Adjusted
	(in thousands of CHF except share and per share data)
Cash and cash equivalents	26,239	32,110
Total debt(1)	(11,899)	(11,899)
Derivative Financial Instruments:
Warrants issued to Hercules Capital, Inc.(1)	(57)	(57)
Warrants issued in February 2017(2)	(3,390)	(3,390)
Shareholders’ equity:
Share capital
Common shares, nominal value CHF 0.40 per share; 44,329,704 shares issued and outstanding on an actual basis; 51,531,091 shares issued and outstanding on an adjusted basis	17,732	20,613
Share premium	113,349	116,339
Foreign currency translation reserve	(24)	(24)
Accumulated deficit	(125,717)	(125,717)
Total shareholders’ equity attributable to owners of the company	5,341	11,211
Total capitalization	20,687	26,557

(1) Total debt is comprised of the $12.5 million drawn on July 19, 2016 under our $20.0 million secured term loan facility with Hercules as administrative agent. The loan was initially recognized at transaction value less the fair value of the warrant issued to Hercules in connection with the loan as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan is measured at amortized cost using the effective interest method. As of June 30, 2017, the loan is valued at CHF 11,899,195. Of the CHF 11,899,195 an amount of CHF 4,274,327, reflecting amortization payments due within the next 12 months, is classified as current liability and the remainder as non-current liability.

(2) The fair value calculation of the warrant is pro forma as of June 30, 2017. The fair value is determined according to the Black-Scholes option pricing model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant.

The table above is based on 44,329,704 common shares outstanding as of June 30, 2017 and excludes:

•	6,500,000 of our common shares available for issuance pursuant to our conditional share capital for equity incentive plans pursuant to our amended and restated articles of association, of which 1,797,340 are issuable upon the exercise of options outstanding as of June 30, 2017 at a weighted average exercise price of $2.11 per common share;

•	15,650,000 of our common shares available for issuance for financing purposes pursuant to our amended and restated articles of association, of which 241,117 are issuable upon the exercise of a warrant issued to Hercules at an exercise price of $3.94, and 7,950,000 are issuable upon the exercise of a warrant issued in connection with our February 2017 public offering at an exercise price of $1.20; and

•	1,744,186 shares that we have agreed to issue to LPC under the Purchase Agreement pursuant to our authorized share capital, which issuance we expect to close on October 16, 2017.

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the offering price per common share and the as adjusted net tangible book value per common share after this offering.

As of June 30, 2017, we had a net tangible book value of $3.8 million, corresponding to a net tangible book value of $0.09 per common share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by 44,329,704, the total number of our common shares outstanding as of June 30, 2017.

After giving effect to the issuance by us of 7,201,387 common shares to LPC at the assumed offering price of $0.94 per common share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value estimated as of June 30, 2017 would have been approximately $10.1 million, representing $0.20 per common share. This represents an immediate increase in net tangible book value of $0.11 per common share to existing shareholders and an immediate dilution in net tangible book value of $0.74 per common share to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table illustrates this dilution to LPC.

Assumed offering price per common share	$0.94
Net tangible book value per common share at June 30, 2017	$0.09
Increase in net tangible book value per common share attributable to LPC	$0.11
As adjusted net tangible book value per common share after the offering	$0.20
Dilution per common share to LPC	$0.74
Percentage of dilution in net tangible book value per common share for LPC	79%

The above discussion and table are based on our actual common shares outstanding as of June 30, 2017 on an actual and as adjusted basis and excludes:

•	6,500,000 of our common shares available for issuance pursuant to our conditional share capital for equity incentive plans pursuant to our amended and restated articles of association, of which 1,797,340 are issuable upon the exercise of options outstanding as of June 30, 2017 at a weighted average exercise price of $2.11 per common share;

•	15,650,000 of our common shares available for issuance for financing purposes pursuant to our amended and restated articles of association, of which 241,117 are issuable upon the exercise of a warrant issued to Hercules at an exercise price of $3.94, and 7,950,000 are issuable upon the exercise of a warrant issued in connection with our February 2017 public offering at an exercise price of $1.20; and

•	1,744,186 shares that we have agreed to issue to LPC under the Registered Offering Purchase Agreement pursuant to our authorized share capital, which issuance we expect to close on October 16, 2017.

To the extent that outstanding options or warrants are exercised, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

Swiss Franc amounts have been translated into U.S. dollars at a rate of CHF 0.9586 to USD 1.00, the official exchange rate quoted as of June 30, 2017 by the U.S. Federal Reserve Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Swiss Francs on June 30, 2017 and have been provided solely for the convenience of the reader.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. dollar. The average rate is calculated by using the average of the U.S. Federal Reserve Bank’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual period. On October 6, 2017, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF0.9777 to $1.00.

	Period-End	Average for Period	Low	High
	(CHF per U.S. dollar)
Year Ended December 31:
2012	0.9155	0.9377	0.8949	0.9957
2013	0.8904	0.9269	0.8856	0.9814
2014	0.9934	0.9145	0.8712	0.9934
2015	1.0017	0.9628	0.8488	1.0305
2016	1.0160	0.9848	0.9536	1.0334
Month Ended:
April 30, 2017	0.9944	1.0009	0.9925	1.0077
May 31, 2017	0.9684	0.9867	0.9684	1.0088
June 30, 2017	0.9586	0.9681	0.9569	0.9759
July 31, 2017	0.9650	0.9604	0.9456	0.9685
August 31, 2017	0.9610	0.9653	0.9480	0.9766
September 30, 2017	0.9688	0.9625	0.9456	0.9745
October 31, 2017 (through October 6, 2017)	0.9777	0.9760	0.9734	0.9792

Description of Share Capital and Articles of Association

The Company

We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were formed in 1998 and started operations as Auris Medical in 2003. We are currently registered in Zug, Switzerland. Our head office is currently located at Bahnhofstrasse 21, 6300 Zug, Switzerland.

The Company’s corporate purpose as set forth in its articles of association is to participate in business organizations of all kinds in Switzerland and abroad, particularly in relation to pharmaceutical products and services. Moreover, the Company may transact any business conducive to developing the Company or furthering the Company’s corporate purpose. The Company may also arrange financing for its own or third party account, in particular it may grant loans to affiliated companies or to third parties, as well as guarantees or surety bonds of any sort for obligations towards affiliated companies. These loans or guarantees may also be granted without any remuneration or compensation. The Company may in addition participate in cash-pooling operations with affiliated companies.

The current members of our board of directors are Thomas Meyer (Chairman), Armando Anido, Mats Blom, Oliver Kubli, Berndt A. Modig and Calvin W. Roberts. Our management team currently consists of Thomas Meyer, Hernan Levett, Andrea Braun and Thomas Jung.

Share Capital

As of the date of this prospectus, our issued fully paid-in share capital consists of CHF 17,731,881.60, divided into 44,329,704 common shares with a nominal value of CHF 0.40 each and no preferred shares.

Articles of Association

When we refer to our articles of association in this prospectus, we refer to our amended and restated articles of association dated as of April 13, 2017.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. In the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented is required.

Our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower our board of directors to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of:

•	conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants, convertible bonds or other financial market instruments issued by the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares (conversion or option rights); and/or

•	authorized capital (genehmigtes Kapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-emptive Rights

Pursuant to the Swiss Code of Obligations, or CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for a purpose set forth in our articles of association.

Our Authorized Share Capital

At our ordinary general meeting of shareholders dated April 13, 2017, the shareholders approved an amendment to our authorized share capital. The new provision (article 3a of the articles of association dated April 13, 2017) reads as follows (translation of the binding original German version):

“The Board of Directors is authorized at any time until 13 April 2019 to increase the share capital by a maximum aggregate amount of CHF 8,860,000.00 through the issuance of not more than 22,150,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each.

Increases in partial amounts are permitted. The Board of Directors may issue new shares also by means of underwriting or in any other manner by one or more banks and subsequent offer to shareholders or third parties. The Board of Directors determines the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the pre-emptive rights, the allocation of pre-emptive rights which have not been exercised, and the date on which the dividend entitlement starts. The Board of Directors is authorized to permit, to restrict or to deny the trade with pre-emptive rights.

If pre-emptive rights are granted, but not exercised, the Board of Directors may use the respective shares in the interest of the Corporation.

The Board of Directors is authorized to restrict or to exclude the pre-emptive rights of the shareholders, and to allocate them to third parties or to the Corporation, in the event of use of the shares for the purpose of: a) expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges; b) granting an over-allotment option (“greenshoe”) to one or several underwriters in connection with a placement of shares; c) share placements, provided the issue price is determined by reference to the market price; d) the participation of employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans issued by the Board of Directors; e) the acquisition of companies, company assets, participations, the acquisition of products, intellectual property rights, licenses or new investment projects or for public or private share placements for the financing and/or refinancing of such transactions; f) for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out, or could be carried out only at less favorable terms, without the exclusion of the pre-emptive rights of the existing shareholders; or g) the acquisition of a participation in the Corporation by a strategic partner (including in the case of a public takeover offer).”

Within the limits of Swiss law, the general meeting of shareholders may increase or alter the authorization granted to the board of directors. See “—Ordinary Capital Increase, Authorized and Conditional Share Capital.”

To effect any capital increase based on our authorized share capital in connection with any subscription by LPC, the Company will have to follow the relevant procedures under Swiss law. In particular, the Company’s board of directors will have to approve a general authorization resolution (Ermächtigungsbeschluss), issue a capital increase report (Kapitalerhöhungsbericht), approve a notarized confirmation resolution (Feststellungsbeschluss) on the capital increase and the amended articles of association, and obtain (i) duly executed subscription form(s) covering the subscription of the relevant number of new shares, (ii) a report of an audit firm relating to the withdrawal of the pre-emptive rights, as well as (iii) a banking confirmation confirming the payment of the aggregate nominal value of the respective number of new shares to a special Swiss bank account, all in accordance with Swiss law. In addition to the aggregate nominal value, the difference between the aggregate issue price and the aggregate nominal value (i.e. the capital surplus) has to be paid to the Company. The Company’s board of directors will subsequently have to file the relevant documentation accompanied by an application form with the competent commercial register. Any issuance of common shares based on such filing(s) is subject to the recording of the respective capital increase(s) in the commercial register in accordance with Swiss law.

Our Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

At our ordinary general meeting of shareholders dated April 13, 2017, the shareholders approved an amendment to our conditional share capital for financing purposes. The new provision (article 3b of the articles of association dated April 13, 2017) reads as follows (translation of the binding original German version):

“The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 6,260,000.00 through the issuance of not more than 15,650,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.

When issuing Financial Instruments the Board of Directors is authorized to limit or exclude the advance subscription rights of shareholders:

(a)	for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations, products, intellectual property rights, licenses, cooperations or of newly planned investments of the Corporation;

(b)	if the issue occurs on domestic or international capital markets including private placements; or

(c)	for purposes of an underwriting of the Financial Instruments by a banking institution or a consortium of banks with subsequent offering to the public.

To the extent that the advance subscription rights are excluded, i) the Financial Instruments are to be placed at market conditions; ii) the exercise period, the conversion period or the exchange period of the Financial Instruments may not exceed 10 years as of the date of the issue; and iii) the conversion price, the exchange price or other exercise price of the Financial Instruments must be determined by reference to the market price.”

Conditional Share Capital for Equity Incentive Plans

At our ordinary general meeting of shareholders dated April 13, 2017, the shareholders approved an amendment to our conditional share capital for equity incentive plans. The new provision (last paragraph of article 3b of the articles of association dated April 13, 2017) reads as follows (translation of the binding original German version):

“The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 2,600,000.00 through the issuance of not more than 6,500,000 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.40 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.”

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of art. 973c of the CO) and, when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, “FISA”), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. If registered in our share register, a shareholder may at any time request from us a written confirmation in respect of the shares. Shareholders are not entitled, however, to request the printing and delivery of certificates.

Participation certificates and profit sharing certificates

The Company has not issued any non-voting equity securities, such as participation certificates (Partizipationsscheine) or profit sharing certificates (Genussscheine), nor has it issued any preference shares (Vorzugsaktien).

General Meeting of Shareholders

Ordinary/extraordinary meetings and powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our articles of association;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;

•	approving the annual report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the board of directors;

•	approving the compensation of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

•	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year;

•	dissolving the Company with or without liquidation;

•	deciding matters reserved to the general meeting of shareholders by law or our articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by the Company’s auditor, liquidator or the representatives of convertible bond holders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least ten percent of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on the Company’s stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the nominal value of the shares represented is required for:

•	amending the Company’s corporate purpose;

•	creating or cancelling shares with preference rights or amending rights attached to such shares;

•	cancelling or amending the transfer restrictions of registered shares;

•	creating authorized or conditional share capital;

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or suppressing shareholder’s pre-emptive rights;

•	changing our domicile;

•	dissolving or liquidating the Company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a corporation) see “—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Notice

General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a general meeting of shareholders may be waived if all shareholders are present or represented at such meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (i) one tenth of the share capital or (ii) an aggregate nominal value of at least CHF 1,000,000, may request that an item be included in the agenda for an ordinary general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

•	a brief description of the business desired to be brought before the ordinary general meeting of shareholders and the reasons for conducting such business at the ordinary general meeting of shareholders;

•	the name and address, as they appear in the share register, of the shareholder proposing such business; and

•	all other information required under the applicable laws and stock exchange rules.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.

Voting Rights

Each of our shares entitles a holder to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative. The chairman has the power to decide whether to recognize a power of attorney.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under the CO, if our general reserves (allgemeine Reserve) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares that constitute intermediated securities (Bucheffekten) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Article 4 of our articles of association provides that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Any acquirer of our shares who is not registered in our share register as a shareholder with voting rights will still be entitled to dividends and other rights with financial value with respect to such shares.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Swiss Law and Delaware Law—Inspection of Books and Records.”

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court in Zug, Switzerland, our registered office, to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10 percent of the share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may request that the court appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e. mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). Following a statutory merger or demerger, pursuant to the Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting shareholders and the absolute majority of the nominal value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of the Company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the Company’s assets, after the divestment, are not invested in accordance with the Company’s statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with the Company’s business purpose but, instead, are intended for distribution to the Company’s shareholders or for financial investments unrelated to the Company’s business.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least three and not more than nine members.

The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually. Unless an exception is granted by the general meeting of shareholders, only persons who have not completed their seventy-fifth year of age on the election date are eligible for election.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the Company and issuing of the relevant directives;

•	laying down the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning, to the extent required for the governance of the Company;

•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association, and regulations and directives of the Company;

•	issuing the annual report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions; and

•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and Article 13 of our articles of association, details of the delegation and other procedural rules such as quorum requirements must be set in the organizational rules issued by the board of directors.

Indemnification of Executive Management and Directors

Subject to Swiss law, Article 17 of our articles of association provides for indemnification of the existing and former members of the board of directors, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer. See “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive management and limitation of liability.”

We have entered into indemnification agreements with each of the members of our board of directors and executive management. The indemnification agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Conflict of Interest, Management Transactions

Swiss law does not provide for a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Our board of directors has adopted a Code of Business Conduct and Ethics that covers a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law our shareholders must annually resolve on the approval of the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive management as well as the particular amount for each member of the board of directors and executive officer, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

•	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of corporations or parts thereof by the Company or by companies being, directly or indirectly, controlled by us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation (i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

The general meeting of shareholders annually votes on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors for the subsequent term of office; and

•	the maximum aggregate amount of compensation of the executive management for the subsequent financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

In the event that at the general meeting of shareholders the shareholders do not approve a proposal of the board of directors, the board of directors must form a new proposal for the maximum aggregate compensation and the particular compensation for each individual, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders, at a subsequent extraordinary general meeting or the next ordinary general meeting of shareholders.

In addition to fixed compensation, members of the board of directors and executive management may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all shares held by us does not exceed 10 percent of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20 percent. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10 percent of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Financial Market Infrastructure Act do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to art. 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than five percent of all voting rights.

Stock Exchange Listing

Our common shares are listed on the Nasdaq Capital Market under the symbol “EARS.”

The Depository Trust Company

Initial settlement of any common shares to be issued pursuant to this prospectus will take place through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the shares.

Transfer Agent and Registrar of Shares

Our share register is currently kept by American Stock Transfer & Trust Company, LLC., which acts as transfer agent and registrar. The share register reflects only record owners of our shares. Swiss law does not recognize fractional shares.

Comparison of Swiss Law and Delaware Law

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the respective general meeting of shareholders as well as the absolute majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
directors, unless otherwise restricted by the certificate of incorporation or bylaws.	meeting of shareholders has the non-transferable right, amongst others, to vote on the compensation due to the board of directors, executive management and advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.	The general meeting of shareholders elects annually (i.e. until the following general meeting of shareholders) the members of the board of directors (including the chairman) and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Classified boards are permitted.
Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•      any breach of a director’s duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•      any transaction from which the director derived an improper personal benefit.

Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•      by a majority vote of the directors who are not parties to the proceeding, even though less than a

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quorum;

•      by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•      by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•      by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: • the duty of care; and • the duty of loyalty.	A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components: • the duty of care; and • the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence a breach of one of the fiduciary duties.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consent.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

•      one or several shareholders representing 10.0% of the share capital may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•      one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Any shareholder can propose candidates for election as directors without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, and (iii) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of all members of the board of directors (including the chairman) for a term of office of one year (i.e. until the following annual general meeting) is mandatory for listed companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may provide for a qualified majority for the removal of a

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director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the share capital represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution (but only by way of a resolution with the majority stipulated by law).

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a category of shares with (i) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (ii) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. Shares that are granted more voting power are not regarded a special class for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	By way of a public deed, the articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The

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any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	inspection right is limited in scope and only extends to information required for the exercise of shareholder rights and does not extend to confidential information. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•      out of its surplus, or

•      in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of the Company’s share capital (in other words, the aggregate nominal value of the Company’s registered share capital) in the form of dividends are not allowed and may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone balance sheet. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted.

Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares requires a shareholders’ resolution documented by way of a public deed. Authorized shares can be, once created by shareholders’ resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional shares are created and issued through the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.

Taxation

The following summary contains a description of the material Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Swiss Tax Considerations

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the offering, the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (Nennwertrückzahlungen) or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of common shares

Swiss Federal Withholding Tax on Dividends and Distributions

Dividend payments and similar cash or in-kind distributions on the common shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the dividend. The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax may also apply to gains realized upon a repurchase of shares by the Company, on the difference between the repurchase price and the nominal value of the shares (Nennwertprinzip); a different basis of taxation may apply under the capital contribution principle (Kapitaleinlageprinzip).

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the common shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Besides the bilateral treaties Switzerland has entered into an agreement with the European Community providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments. This agreement contains in its Article 15 provisions on taxation of dividends which apply with respect to EU member states and provides for an exemption of Withholding Tax for companies under certain circumstances.

On 1 January 2013, treaties on final withholding taxes entered into by Switzerland with the United Kingdom and Austria came into force (each a “Contracting State”). The treaties require a Swiss paying agent, as defined in the treaties, to levy a flat-rate final withholding tax at rates specified in the treaties on certain capital gains and income items (including dividends), all as defined in the treaties, deriving from assets, including the common shares held in account or deposits with a Swiss paying agent by (i) an individual resident in a Contracting State, or (ii) if certain requirements are met, by a domiciliary company (Sitzgesellschaft), an insurance company in connection with a so-called insurance wrapper (Lebensversicherungsmantel) or other individuals if the beneficial owner is an individual resident in a Contracting State. Under the treaty with the UK, the tax rate for individuals resident and domiciled in the UK is 35% on dividends and 27% on capital gains, and, under the treaty with Austria, 25% on dividends and capital gains. In the treaty with Austria, the flat-rate tax withheld substitutes the ordinary capital gains tax and income tax on the relevant capital gains and income items, so far as the Austrian income tax law foresees such substitutive effect. Under the treaty with the UK, the flat-rate tax withheld substitutes the ordinary capital gains tax and income tax on the relevant capital gains and income items, unless the individuals elect for the flat-rate tax withheld to be treated as if it were a credit allowable against the income tax or, as the case may be, capital gains tax, due for the relevant tax year. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure of the relevant capital gains and income items to the tax authorities of the Contracting State where they are tax residents. If Swiss federal withholding tax of 35% has been withheld on dividends, the Swiss paying agent will – to the extent provided in the applicable bilateral treaty for the avoidance of double taxation between Switzerland and the Contracting State – in its own name and on behalf of the relevant shareholder file with the Swiss tax authorities a request for the partial refund of the Swiss federal withholding tax. The Swiss federal withholding tax which is not refundable according to the bilateral tax treaty (residual tax) is credited against the flat-rate final withholding tax.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the nominal value (Nennwertrückzahlungen) of the common shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the direct Federal tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 60% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal capital of the Company. All cantons, save for Neuenburg, have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the direct Federal tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 50% (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of nominal capital of the Company. All cantons, save for Neuenburg, have introduced similar partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for dividend relief (Beteiligungsabzug) in respect of dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the common shares (including stock dividends and liquidation proceeds) who are neither residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the common shares.

Wealth and Annual Capital Tax on Holding of Common Shares

Swiss resident individuals and non-Swiss resident individuals holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their common shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the common shares.

Capital Gains on Disposal of Common Shares

Swiss resident individuals who sell or otherwise dispose of the common shares realize a tax-free capital gain, or a non-deductible capital loss, as the case may be, provided that they hold the common shares as part of their private assets.

Capital gains realized on the sale of the common shares held by Swiss resident individuals, Swiss resident corporate taxpayers as well as non-Swiss resident individuals and corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g. holding period of at least one year and participation of at least 10% of nominal capital).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the common shares sold during the tax period reflect an interest of at least 10% in the Company’s capital or if the common shares sold allow for at least 10% of the Company’s profit and reserve and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the initial costs of the participation (Gestehungskosten).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the common shares.

Gift and Inheritance Tax

Transfers of common shares may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes and, in international circumstances where residency requirements are satisfied, if the applicable tax treaty were to allocate the right to tax to Switzerland.

Swiss Issuance Stamp Duty

The Company will be subject to and pay to the Swiss Federal Tax Administration a 1 percent Swiss federal issuance stamp tax (Emissionsabgabe) on the consideration received by it for the issuance of the Shares less certain costs incurred in connection with the issuance.

Swiss Securities Transfer Tax

The purchase or sale of the common shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15 percent, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies. The issuance of the common shares to the initial shareholders at the offering price is not subject to Swiss securities transfer tax.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders described below of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the common shares. This discussion applies only to a U.S. Holder that holds the common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a straddle, wash sale, or conversion transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting stock; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to their particular U.S. federal income tax consequences of holding and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares who is eligible for the benefits of the Treaty and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Passive Foreign Investment Company Rules

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2016 taxable year, and we expect to be a PFIC for our current taxable year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

Under attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to certain adverse tax consequences. Unless a U.S. Holder makes a timely “mark-to-market” election or “qualified electing fund” election, each as discussed below, gain recognized on a disposition (including, under certain circumstances, a pledge) of common shares by the U.S. Holder, or on an indirect disposition of shares of a Lower-tier PFIC, will be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC, if any, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on our common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.

If our common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to the shares that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ, on which the common shares are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on a sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on common shares will be treated as discussed below under “Taxation of Distributions.”

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to its timely filed U.S. federal income tax return. Upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and will use commercially reasonable efforts to cause each Lower-tier PFIC that we control to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF information will be available for any Lower-tier PFIC.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions received on the shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

Furthermore, if with respect to a particular U.S. Holder we are treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rate with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be required to file an annual information report with such U.S. Holder’s U.S. Federal income tax return on IRS Form 8621.

U.S. Holders should consult their tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions on Common Shares

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described above, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of a dividend will include any amounts withheld by us in respect of Swiss taxes. The U.S. dollar amount of any dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Swiss income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. Swiss taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Swiss withholding tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

Subject to the PFIC rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

Plan of Distribution

The common shares offered by this prospectus is being offered by the selling shareholder. The common shares may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common shares offered by this prospectus could be effected in one or more of the following methods

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common shares;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the common shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the common shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

LPC is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

LPC has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common shares that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. LPC has informed us that each such broker-dealer will receive commissions from LPC that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the common shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common shares for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor LPC can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between LPC and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling shareholder, and any other required information.

We will pay the expenses incident to the registration, offering, and issuance of the common shares to LPC. We have agreed to indemnify LPC and certain other persons against certain liabilities in connection with the offering of shares of common shares offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. LPC has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by LPC specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

LPC has represented to us that at no time prior to the Purchase Agreement has LPC or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common shares or any hedging transaction, which establishes a net short position with respect to our common shares. LPC agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised LPC that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

Our common shares are listed on the Nasdaq Capital Market under the symbol “EARS.”

Legal Matters

The validity of the common shares and certain other matters of Swiss law will be passed upon for us by Walder Wyss Ltd., Zurich, Switzerland. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements incorporated in this Prospectus by reference from the Auris Medical Holding AG’s Annual Report on Form 20-F for the year ended December 31, 2016 have been audited by Deloitte AG, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

The current address of Deloitte AG is General Guisan-Quai 38, 8002 Zurich, Switzerland, phone number + (41) 58 279 60 00.

Enforcement of Judgments

We are organized under the laws of Switzerland and our jurisdiction of incorporation is Zug, Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Incorporation of Certain Information by Reference

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2016;

•	our Reports on Form 6-K filed on April 13, 2017, May 11, 2017 (other than Exhibit 99.3 thereto), August 10, 2017 (other than Exhibit 99.3 thereto), September 26, 2017, September 28, 2017 and October 11, 2017 (other than Exhibit 99.1 thereto); and

•	the description of our common shares contained in our registration statement on Form 8-A filed with the SEC on July 29, 2014 and amended on June 1, 2016.

Documents incorporated by reference in this prospectus are available from us without charge upon written or oral request, excluding any exhibits to those documents that are not specifically incorporated by reference into those documents. You can obtain documents incorporated by reference in this document by requesting them from us in writing or at Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug, Switzerland or via telephone at +41 (0)41 729 71 94.